Corebridge Financial
                                                     2929 Allen Parkway, L4-01
                                                             Houston, TX 77019

Johnpaul S. Van Maele
Associate General Counsel
T (346) 266-8511
Johnpaul.vanmaele@corebridgefinancial.com


VIA EDGAR

November 1, 2024

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re: The Variable Annuity Life Insurance Company
    File No. 333-282299
    CIK No. 0000910586
    SEC Accession No. 0001193125-24-224069
    Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, The Variable Annuity Life Insurance Company (the "Registrant") hereby requests the withdrawal of the above referenced initial registration statement on Form N-4 for a registered index-linked annuity, filed with the Securities and Exchange Commission on September 24, 2024 (the "Registration Statement"). The Registrant has determined not to proceed with the registration and sale of the securities covered by the Registration Statement at this time.

The Registrant confirms that the Registration Statement has not yet become effective and that no securities have been sold in connection with the Registration Statement. Therefore, the Registrant respectfully requests that an order be issued granting its request for withdrawal of the Registration Statement as soon as is practicable.

Should you have any questions regarding this matter, please contact the undersigned at (346) 266-8511.

Sincerely,

/s/ Johnpaul S. Van Maele
Johnpaul S. Van Maele